Mail-Stop 4561

August 15, 2006

(Via facsimile and U.S. Mail)
Drew W. Edwards
623 Holcomb Bridge Road
Oswell, Georgia 30076

Re: El Banco Financial Corporation
     Registration Statement on Form SB-2
     Filed July 20, 2006
     File Number 333-135900

Dear Mr. Edwards:

    We have reviewed your Form SB-2 and have the following comments. Please note that we have conducted a full review and our accounting staff has no comments at this time. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

    The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

About this Prospectus

1.   Please move this disclosure to a point after the risk factor section.

Summary, page 2

2.   Revise the bullets in the second paragraph to indicate whether the specific operations are profitable or not. In addition, explain when you expect such operations to become profitable or indicate that you expect losses in the foreseeable future.

3.   Revise the second sub caption to separate into two subsections for "Relationship with SunTrust" and "Agreement to Acquire Bancorporation, Inc.". In this regard, the SunTrust subsection should disclose when the relationship will terminate and the impact on the Company from such termination, including the impact on revenues, employees, market

area, etc. The subsection for the acquisition of NBOG should indicate what is being purchased, the anticipated cost, the timing, the market area and the material terms of the acquisition agreement. In addition, disclose the assets, liabilities and any profit or losses for the last fiscal year for NBOG. Any discussion of adding branches, increasing operations, etc. should also include the timing, anticipated costs, and the source of funds for those costs.

4.   Given that your work with SunTrust has already lapsed but you apparently do not have permission to acquire the 12 offices and assume as your own the accounts that you created with SunTrust, please specifically clarify what impact this has had on your current operations. Are you able to service your existing customers?

5.   Here and in the body of the text, please specifically state whether you plan to purchase the loans generated with SunTrust including the details of the purchase.

6.   Revise the subsection, "Our Market" to disclose the number of Hispanics in your market area and the source of the number. In addition, add the source(s) for the information contained in the first four sentences of the first paragraph as well as the entire second paragraph. If these are management's belief, so state.

7.   Revise to move the subsections fro "Our Solution", "Our Products and Services" and "Our Marketing Strategy" to the Business section of the Prospectus.

The Offering, page 6

8.   The staff notes 5,548,752 shares outstanding at 3/31/06 and adding the maximum offering of 4,375,000 totals 9,923,752 shares. Revise the 9,151,752 number or reconcile supplementally for the staff.

Use of Proceeds, page 6

9.   Revise the disclosure herein to present 3 columns. The first column should include the minimum offering proceeds, followed by the commissions and offering costs, then the net proceeds. This subtotal should be followed by the uses in priority order. The second column should indicate the sale of 3,090,625 shares (the amount disclosed above to consummate the NBOG acquisition) similarly followed by costs of the offering, net proceeds and then the uses. The last column should indicate sales of the maximum, followed by costs, net proceeds, then the uses. Add footnotes as appropriate.

10.   Add a footnote for repaying the Nuestra Loan and disclose therein the amount borrowed as of the most recent practicable date and that Nuestra is affiliated by joint shareholder ownership.

Risk Factors, page 9

11.   Revise the preamble to indicate the section includes all material risks.

If we fail to complete our acquisition …., page 9

12.   Revise to disclose the cost of the 12 branches, whether or not that includes the property and buildings and the anticipated sources of funds.

NBG is subject to a formal written agreement…, page 10

13.   Please disclose the "certain actions" relating to the October 2004 resolutions.

We are subject to additional operational risks…, page 10

14.   Please disclose the going concern opinion and explain the significance of such an opinion.

Our allowance for loan losses…, page 10

15.   Please indicate whether or not you are aware of any particular problem with the loan loss allowance for the SunTrust loans or the NBOG loans. In addition, disclose the losses that have been incurred relating to these loans during 2005 and for the interim period ended June 30, 2006.

If our products or services are found to infringe…, page 12

16.   This risk factor, the next two, that bridging pages 16 and 17, the last two on page 17, the first and last on page 18 and the last two on page 20 are true for almost any company or bank. Either explain how these represent risks particular to your company or consider deleting them so that readers can focus on the most important risks that they face.

Our business strategy…, page 14

17.   This risk factor and the next are essentially laundry lists of possible problems. Please avoid this type of risk factor. Risk factors should focus on a specific risk that is particular to your company.

Our business would be harmed…, page 17

18.   Please identify the NBOG personnel who are key.

There is no prior public market…, page 19

19.   As a separate risk factor, discuss the ability of officer and directors to control the election of directors and thereby the future of the company based on their share ownership level. In addition, revise to briefly discuss the listing criteria for Nasdaq, whether the Company currently meets such criteria and, if not, when management expects to meet such criteria.

We determined the offering price…, page 20

20.   Risk factors should be briefly quantified to the extent feasible. Please give the per share values for the referenced transactions. Note also on page 24.

General

21.   Revise to add a risk factor to address the risk that subscribers may have their funds held in escrow until June 30, 2007 even if the minimum proceeds are obtained and may be returned without interest.

Cautionary Note…, page 22

22.   Please delete the first legal references in order to avoid any confusion as to whether the company can rely on the safe harbor provisions.

The Offering, page 23
General

23.   Revise the discussion to disclose whether officers and directors intend to buy shares in the offering and, if so, indicate the amount they intend to purchase.

Plan of Distribution

24.   Noting that the Company is currently conducting a Regulation D offering, supplementally advise as to which personnel are participating/conducting that offering and which exemption under Rule 3a4-1 the officers and directors will rely upon in this proposed offering.

Use of Proceeds, page 25

25.   Revise to use three columns in a manner similar to that requested in comment number 9 above. If the Company has an alternate plan for the proceeds in the event it is unable to purchase NBOG, then use a sub caption to that effect and present the alternate plan in 2 columns using the 3,090,625 shares sold and the maximum shares sold.

Trading History …, page 27

26.   The staff notes the March 2006 financial statements indicate 5,548,752 shares outstaying. Please advise the staff why 4,776,752 shares are used herein as of June 30, 2006.

Dilution, page 29

27.   Noting the significant number of options and warrants outstanding at exercise prices significantly less than the offering price, revise to add another table below the current table and reflect the exercise of all outstanding options and warrants that are currently exercisable.

28.   Revise to add a table as required by Item 506(a) of Regulation S-B.

Management's Discussion and Analysis of Financial Condition and Results of Operations
General, page 30

29.   We note your disclosure does not include a discussion of the impact that recently issued accounting standards could have on your financial position and results of operations when such standards are adopted in future periods. Please revise your filing to provide:
   • a brief description of the new accounting standards applicable to you, the date that adoption is required and the date you plan to adopt, if earlier;
   • a discussion of the methods of adoption allowed by the standard and the method expected to be utilized, if determined;
   • a discussion of the impact that adoption of the standard is expected to have on the financial statements, unless not known or reasonably estimable; and
   • disclosure of the potential impact of other significant matters that you believe might result from the adoption of the standard(s).
   Please specifically address the adoption of SOP 03-3: Accounting for Certain Loans or Debt Securities Acquired in a Transfer when preparing your revision. Refer to Question 2 of SAB Topic 11.M.

Overview, page 30

30.   Your disclosure on page 30 states that you originate and SunTrust underwrites and services all consumer loans and remits to you all fees and interest payments made by consumer loan customers. In contrast to this disclosure, we note no indication of loan originations on your Statements of Cash Flows or on your Balance Sheet. Please revise your disclosure here and throughout the document to:
   • explain how the customer receives the loan funds;
   • explain how and from whom you obtain the cash to pay out loan proceeds; and
   • clarify whether you originate and sell loans or you arrange loans for SunTrust to fund.

31.   Please revise here and throughout the document to describe what credit risk you assume and how you assess and control it.

32.   Your current disclosure as it relates to your Bank and Lease Marketing Agreement with SunTrust is overly vague and does not provide the detailed information necessary for a user of the financial statements to completely understand the nature of your relationship with SunTrust. Please revise to include a more robust discussion incorporating each of the material compensation, costs and payment factors from Section 6 of your Bank and Lease Marketing Agreement (Exhibit 10.13).

33.   Your disclosure on page 30 states that you receive the fees generated by El Banco sourced deposits that are hosted by SunTrust. Your disclosure also states that SunTrust originates, underwrites and collects all mortgage loans and remits to you all fees and interest payments made by mortgage loan customers. Please revise to clarify whether you receive "all fees and interest payments" associated with these deposit and loan accounts or net fees and interest payments. Please be sure to refer to and incorporate the specifics of section 6.3 of your Bank and Lease Marketing Agreement when preparing the revision.

Liquidity and Capital Resources, page 36

34.   With reference to the discussion of the repayment of $5 million in the Use of Proceeds, revise herein to discuss the terms of the loan, including any intentions to draw down the remaining unused balance of the $5 million. In this regard, the financial statements indicate that $1,978,185 was outstanding at December 31, 2005 and $2,478,185 was outstanding at March 31, 2006. Please revise or advise. In addition, noting your statement that the Company requires $300,000 in cash flow per month to operate, revise to indicate where such funds will come from in the event the proposed offering does not provide funds, i.e., is terminated or does not receive the minimum number of subscribers.

Business, page 38
Conexion El Banco, page 39

35.   Here and in the summary give the number of actual systems in place.

El Banco de Nuestra Comunidad Marketing Plan, page 46

36.   Revise to disclose the dollar amount expended for marketing during fiscal year 2005 and for the interim period ended June 30, 2006. In addition, indicate the amount budgeted fro marketing during the next 12 months. Make similar disclosures for both Conexion El Banco marketing Plan and El Banco Services and Consulting marketing Plan.

Our relationship with SunTrust, page 51

37.   Revise the second paragraph to disclose the reason/purpose for the $500,000 payment. In addition, revise the third paragraph to disclose the proposed or agreed upon purchase price of the purchase terms, e.g., book value, market value, etc.

Our Agreement to Acquire NBOG …, page 52

38.   Revise to disclose NBOG's shareholders' equity as of the most recent practicable date.

Certain Relationships…, page 68

39.   Please state, if true, that the referenced transactions are on the terms described in the first paragraph.

Financial Statements
General

40.   Please file updated financial statements as required by Item 310 of Regulation S-B when filing your amendment.

41.   Please file an updated consent from your independent auditors.

Financial Statements - El Banco Financial Corporation
General

42.   We note your disclosure on page 30 that because El Banco de Nuestra Comunidad has generated the majority of your revenue to date, you have chosen to present your financial statements and corresponding management's discussion and analysis of financial condition and results of operations in a format similar to that of a bank holding company. It appears as though your operations are more representative of a service provider on behalf of SunTrust rather than that of a bank holding company. Please revise to present your financial statements in accordance with Article 5 of Regulation S-X. In addition, please revise your revenue recognition footnote as well as your management's discussion and analysis of financial condition and results of operations accordingly.

Statements of Operations, page F-4

43.   We note that you report your revenue and expense on a gross basis. Based on our understanding of your agreement with SunTrust we believe you should be reporting revenue on a net reporting basis because you meet the following conditions cited in EITF 99-19:
   • you appear to be acting as an agent, not principal, in the transaction;
   • you do not take title to the products;

- you do not appear to bear all of the risk and rewards of ownership, such as risk of loss for collection or delivery;
- you do not have latitude in establishing price; and
- you are not the primary obligor in the arrangement

Please revise accordingly or provide us with additional information to support your current presentation. Refer to EITF 99-19 when preparing your response.

Note to Financial Statements
(1) Summary of Significant Accounting Policies, page F-7

44. In order for us to fully understand the accounting policy for your reserve for Non-Sufficient Fund Checks, please revise your disclosure on page F-7 as well as similar discussions throughout your management's discussion and analysis to include a more robust description explaining the methodology and specific assumptions used to determine the estimated losses. Your disclosure should clearly demonstrate that the reserve for NSF checks is adequate for all periods presented and why movements in the allowance are directionally consistent with the underlying observable and trend data.

45. We note your disclosure on page F-8 as well as elsewhere throughout the filing that under the Company's operating agreement with SunTrust, you are liable for default loans. For example:
- on page 35 you disclose that you are liable for 100% of any loss from the loans originated by SunTrust; and
- on page 10 you state that per your agreement with SunTrust, if loans deteriorate or are charged off by SunTrust prior to termination of the relationships, you will take responsibility for the loss.

    This disclosure appears to conflict with the fact that you maintain a reserve for "shared" credit exposure. Please revise to:
- more fully explain your loss exposure;
- clearly explain the methodology and specific assumptions used to determine the reserve;
- demonstrate that the reserve is adequate for all periods presented;
- explain how movements in the allowance are directionally consistent with the underlying observable and trend data; and
- provide us with the applicable section of the agreement with SunTrust that describes your credit exposure

Recent Accounting Pronouncements, page F-10

46. Please revise your disclosure to include a discussion of all recently issued accounting standards that could have a material impact on your financial position and results of operations when such standards are adopted in future periods. Specifically address the adoption of SOP 03-3: Accounting for Certain Loans or Debt Securities Acquired in a Transfer, if applicable, when preparing your revision.

(10) Stock Warrants, page F-15

We note your disclosure on page F-11 that you issued 282,934 warrants with an exercise price of $0.01 in conjunction with a note payable to Nuestra Loan LLC. Please provide us with a detailed explanation for the warrants issued in conjunction with this transaction and with common stock sales prior to 2004. Explain how you applied paragraph 6 of SFAS 133 in determining whether or not the warrants are freestanding derivatives requiring fair value treatment. If you believe the warrants are not freestanding derivatives under paragraph 11a of SFAS 133, please tell us in detail how you applied EITF 00-19 in arriving at your conclusion.

Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, page B-1
General

47.   We note that your current pro forma presentation gives effect to your potential business combination with NBOG Bancorporation. According to Article 11 of Regulation S-X, pro forma information should be presented for all current or probable transactions if that presentation would be material to investors. In instances where a transaction is structured in such a manner that significantly different results may occur, additional pro forma information should be made which gives effect to the range of possible results. Please revise as appropriate. At a minimum consider how to reflect the following:
   - your transition agreement with SunTrust taking into consideration all factors such as deconversion, consolidation, etc;
   - the possibility that you do not raise the enough capital to purchase NBOG (i.e., alternatives to acquiring NBOG);
   - the possibility that you do not obtain a bank charter; and
   - proceeds from your Regulation D offering filed on July 31, 2006.
   In preparing your revision, please be sure to include all necessary pro forma adjustments as required by Section 2 of Article 11 of Regulation S-X.

48.   Please revise here and throughout the document to clearly state that the minimum offering is 1,875,000 shares which will not fund the purchase of NBOG, and that to fund the NBOG purchase will require the sale of 3,250,000 shares, which is not assured.

Unaudited Pro Forma Condensed Combined Consolidated Statement of Income, page B-4

49.   Please revise to include a footnote explanation describing how the weighted average shares outstanding adjustment was calculated.

Note 1 Basis of Presentation and NBOG Bancorporation, Inc. Acquisition, page B-5

50.   We note your current disclosure that the fair value of NBOG net assets acquired is estimated to be $3,399,474 with the remaining $3,100,526 allocated to goodwill. Please revise to display the calculation of net assets acquired, including the values assigned to each of the specific identifiable tangible and intangible assets (such as customer lists, contracts acquired, etc) and liabilities.

51.   We note that adjustment C on your unaudited pro forma balance sheet represents the recording of the repayment of the note payable to affiliate. Please tell us how your adjustment of $2,478,185 compares to the disclosure in your use of proceeds discussion on page 25 that you will use $5,000,000 of the offering proceeds to repay indebtedness to Nuestra Loan, LLC.

Appendix E

52.   Revise the Subscription Agreement to disclose the termination date of the Offering and that no interest will be paid if subscriptions are returned due to termination or oversubscription.

53.   Revise to include the graphics on the blank pages in Appendix E or supplementally advise the staff as to what is contemplated.

Part II
Recent Sales of Unregistered Securities, page II-1

54.   With regard to the disclosure in the second paragraph on page II-2 indicating 641,926 options were granted to Nuestra Loan LLC, supplementally provide the staff with the names of the 10% owners of that entity and the percentages each own. In addition, advise why the entity is not reflected in the beneficial ownership tables on page 60. In addition, reflect herein the exercise price of those options. We may have further comment.

55.   With regard to the sales of common stock disclosed on page II-2, revise to disclose the number of purchasers. In addition, revise the narrative to disclose the facts relied upon to make the exemption available.

* * * * *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Direct any questions on accounting matters to Benjamin Phippen at 202-551-3697, or to Don Walker, Senior Assistant Chief Accountant, at 202-551-3490. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3434.

Sincerely,

Mike Clampitt
Senior Attorney

By fax: Rusty Pickering
       Fax number 404-817-6050